SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                     Superior National Insurance Group, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   00086822P1
                                 (CUSIP Number)


                             Mark A. Rosenbaum, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 10, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D

-------------------------------     ---------------------------------------
CUSIP No.  00086822P1                      Page 2 of 9
-------------------------------     ---------------------------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Partners, L.P.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  |_|
                                                                (b)  |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     |_|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER         973,223
      SHARES          ---------------------------------------------------------
      BENEFICIALLY
      OWNED BY          8   SHARED VOTING POWER             0
      EACH            ---------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER    973,223
      PERSON WITH     ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER        0
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      973,223
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.38%
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------     ---------------------------------------
CUSIP No.  00086822P1                      Page 3 of 9
-------------------------------     ---------------------------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Management, L.P.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  |_|
                                                                (b)  |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      00
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     |_|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER               0
      SHARES          ---------------------------------------------------------
      BENEFICIALLY
      OWNED BY          8   SHARED VOTING POWER       973,223
      EACH            ---------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER          0
      PERSON WITH     ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER  973,223
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      973,223
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.38%
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------     ---------------------------------------
CUSIP No.  00086822P1                      Page 4 of 9
-------------------------------     ---------------------------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Corporation
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  |_|
                                                                (b)  |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      00
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     |_|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER               0
      SHARES          ---------------------------------------------------------
      BENEFICIALLY
      OWNED BY          8   SHARED VOTING POWER       973,223
      EACH            ---------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER          0
      PERSON WITH     ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER  973,223
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      973,223
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.38%
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------     ---------------------------------------
CUSIP No.  00086822P1                      Page 5 of 9
-------------------------------     ---------------------------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Thomas J. Salvatore
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  |_|
                                                                (b)  |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      00
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     |_|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
-------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER               0
      SHARES          ---------------------------------------------------------
      BENEFICIALLY
      OWNED BY          8   SHARED VOTING POWER       973,223
      EACH            ---------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER          0
      PERSON WITH     ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER  973,223
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      973,223
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.38%
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

The Statement on Schedule 13D/A, Amendment No. 2, dated April 30, 1997 (as amended the "Schedule 13D"), which was filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation and Thomas J. Salvatore, with regard to their respective beneficial ownership of shares of Common Stock, $0.01 par value (the "Shares"), of Superior National Insurance Group, Inc., a Delaware corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D/A, Amendment No. 3 relates to the Shares of the Company.

          The address of the Company's principal executive offices is 22601 Agoura Road, Calabassas, California 91302.

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended and restated as follows:

          This Statement is being filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the "Filing Persons").

          Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to
Schedule 13D.

          (1) TJS PARTNERS, L.P. TJS Partners, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Partners, L.P. are TJS Management, L.P. and Thomas J. Salvatore (see paragraphs (2) and (4) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership."

          (2) TJS MANAGEMENT, L.P. TJS Management, L.P.'s principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Management, L.P. are TJS Corporation and Mr. Salvatore (see paragraphs (3) and (4) below).

          (3) TJS CORPORATION. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. TJS Corporation's controlling stockholder is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (4) below).

          (4) THOMAS J. SALVATORE. Mr. Salvatore is a citizen of the United States of America, and his business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830. His present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

          During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended to add the following thereto:

          Between April 30, 1997 (the date of the Schedule 13D/A, Amendment No.
2) and the date hereof, the Partnership has (i) acquired an aggregate of 270,348 additional Shares for an aggregate purchase price (excluding commissions) of approximately $4,529,462 and (ii) acquired the right, as of December 10, 1998, to excersise warrants (the "Warrants") to purchase up to an aggregate of 173,223 additional Shares. The warrants were purchased on May 14, 1997 and June 6, 1997 for an aggregate purchase price of $1,314,879.75. The source of funds for the purchase of such Shares and the Warrants was the working capital of the Partnership.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated as follows:

          As of the date of this statement, the Partnership is the direct beneficial owner of 800,000 Shares and Warrants to acquire up to an aggregate of 173,223 additional Shares which constituted approximately 5.38% of the 18,080,105 Shares outstanding as of December 10, 1998 (which figure includes the 17,906,882 Shares actually outstanding as of December 10, 1998 plus 173,223 additional Shares, assuming full exercise of the Warrants by the Partnership).

          TJS Management, L. P. and Thomas J. Salvatore, in their respective capacities as general partners of the Partnership, and each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of TJS Management, L.P., may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Act of 1933, as amended) the Shares owned by the Partnership. Each of such persons disclaims beneficial ownership of such Shares except to the extent of its or his pecuniary interest in therein. In addition, each of such persons may be deemed to share with the Partnership the power to vote or direct the vote and to dispose or to direct the disposition of the Shares owned beneficially by the Partnership.

          Schedule A hereto describes transactions in the Shares effected during the 60 days preceding December 10, 1998 and subsequently to the date hereof.

          Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1998


                                     TJS PARTNERS, L.P.

                                      By: TJS MANAGEMENT, L.P., as
                                           General Partner


                                            By: /S/ THOMAS J. SALVATORE
                                               -------------------------
                                               Thomas J. Salvatore, as
                                               General Partner


                                            TJS MANAGEMENT, L.P.


                                            By: /S/ THOMAS J. SALVATORE
                                               --------------------------
                                               Thomas J. Salvatore, as
                                               General Partner


                                            TJS CORPORATION


                                            By: /S/ THOMAS J. SALVATORE
                                               --------------------------
                                               Thomas J. Salvatore
                                               President


                                            /S/ THOMAS J. SALVATORE
                                            -------------------------
                                            Thomas J. Salvatore

                                                              Schedule A


The following table sets forth certain information concerning the Shares purchased by the Partnership during the 60 days preceding December 10, 1998 and subsequently to the date hereof. All purchases were made through brokerage transactions on the NASDAQ Stock Market except for the Shares acquired on December 10, 1998 which were acquired from the Company pursuant to the Company's Rights Offering.

                                                                  Approximate
                                                                  Purchase Price
                                                                  Per Share
                                        No. of Shares             (Exclusive of
Date of Purchase                        Purchased                 Commissions)

10-09-98                                 1,000                      $15.533
10-12-98                                 1,300                      $15.332
10-13-98                                 3,000                      $15.375
12-10-98                               263,048                       $16.75